UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2026

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, 333-228576, 333-254101, 333-261550, 333-270088, 333-277519, 333-281916 and 333-285322) and Form F-3 (Registration Numbers 333-209336 and 333-282196) of Ascendis Pharma A/S (the “Company” or “Ascendis”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On January 9, 2026, the Company provided a business and strategic roadmap update, including planned 2026 key corporate milestones.

Selected Key Updates and Milestones

•	TransCon PTH

(palopegteriparatide, marketed as YORVIPATH®)

•	More than 5,300 unique U.S. patient enrollments, with nearly 2,400 unique prescribing healthcare providers at year end.

•	Outside the U.S., now available commercially or through named patient programs in more than 30 countries, with full commercial launches anticipated in 10 additional countries by year end 2026.

•	Confirmed product profile for once-weekly TransCon PTH targeting patients receiving stable YORVIPATH doses.

•	Ongoing label expansion trials through PaTHway60 (adults) and PaTHway Adolescent.

•	TransCon hGH

(lonapegsomatropin, marketed as SKYTROFA®)

•	Received first label expansion in July 2025 with U.S. Food & Drug Administration (FDA) approval for adult growth hormone deficiency (GHD).

•	Initiated Phase 3 basket trial for additional indications: idiopathic short stature (ISS), SHOX deficiency, Turner syndrome, and small for gestational age (SGA).

•	TransCon CNP

(navepegritide)

•	In the U.S., PDUFA goal date of February 28, 2026 for pediatric achondroplasia.

•

Submitted marketing authorization application (MAA) to the European Medicines Agency (EMA) in October 2025, with a regulatory decision on potential use in pediatric achondroplasia anticipated in the fourth quarter of 2026.

•	TransCon CNP + TransCon hGH Combination Therapy

(navepegritide plus lonapegsomatropin)

•

On January 8, 2026, announced Week 52 topline results from Phase 2 COACH Trial, which demonstrated improvements in annualized growth velocity (AGV) across both TransCon CNP treatment-naïve and TransCon CNP-treated children that exceeded the 97th percentile of average stature children, along with improvements in body proportionality and arm span, and a safety profile consistent with those observed for monotherapies of TransCon CNP and TransCon hGH.

•	In Q4 2025, Ascendis submitted a protocol and held an end of Phase 2 meeting with the FDA regarding a Phase 3 trial of TransCon CNP and TransCon hGH in pediatric achondroplasia.

•	Week 78 COACH data update anticipated in second quarter of 2026.

•	Planned new trials to support TransCon CNP + TransCon hGH treatment in additional indications, such as hypochondroplasia.

•	TransCon IL-2 β/γ

(onvapegleukin alfa)

•

Expect to report median overall survival (OS) data for a cohort of 70 patients with late-line platinum-resistant ovarian cancer (PROC) from the IL-Believe Trial of TransCon IL-2 β/γ + weekly paclitaxel in the second quarter of this year.

•	Strategic Collaborations & Investments

•	Novo Nordisk A/S

•	Ongoing multi-product collaboration with Novo Nordisk for TransCon technology- based therapies in obesity and metabolic diseases.

•	Lead program TransCon semaglutide remains on track to enter the clinic as anticipated.

•	Eyconis, Inc.

•	Ascendis has granted Eyconis exclusive rights to develop and commercialize TransCon ophthalmology products globally and holds a 41% equity position in the company.

•	Lead program TransCon aVEGF (EYC-0305) in development for wet AMD and other retinal diseases anticipated to enter the clinic in 2026.

•	VISEN Pharmaceuticals

•

Ascendis has granted VISEN Pharmaceuticals exclusive rights to develop and commercialize TransCon hGH, TransCon PTH, and TransCon CNP in Greater China and maintains a 39% ownership interest in the public company.

•

Biologic License Application (BLA) for TransCon hGH (lonapegsomatropin) as a potential treatment for pediatric growth hormone deficiency (PGHD) was accepted by China’s National Medical Products Administration (NMPA) in March 2024, with an approval decision anticipated in the first quarter of 2026.

•	Teijin Limited

•

Ascendis has granted Teijin Limited an exclusive license agreement for the further development and commercialization of TransCon hGH, TransCon PTH, and TransCon CNP for rare endocrinology diseases in Japan.

•	In August 2025, YORVIPATH received MAA approval from Japan’s Ministry of Health, Labour, and Welfare.

Share Repurchase Program

The Board of Directors of Ascendis has authorized a $120 million Share Repurchase Program. Purchases under the Share Repurchase Program may be made from time to time through a variety of methods, which may include open-market purchases, privately negotiated transactions, or other methods permitted under applicable securities laws. The timing and amount of any repurchases pursuant to the Share Repurchase Program will be determined based on market conditions, share price and other factors. The Share Repurchase Program does not require Ascendis to repurchase any specific number of shares, and may be modified, suspended or terminated at any time without notice.

Forward-Looking Statements

This report contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this report regarding Ascendis’ future operations, plans and objectives of management are forward-looking statements. Examples of such statements include, but are not limited to, statements relating to (i) anticipated commercial launches of TransCon PTH into additional countries, (ii) the PDUFA goal date of TransCon CNP for pediatric achondroplasia and EMA regulatory decision date on the potential use of TransCon CNP in pediatric achondroplasia, (iii) timing of week 78 COACH data and planned new trials to support TransCon CNP and TransCon hGH treatment in additional indications, (iv) planned release of data from the IL-Believe Trial of TransCon IL-2 β/γ, (v) clinical status of TransCon aVEGF, (vi) NMPA’s anticipated decision of TransCon hGH as a potential treatment for PGHD, (vii) the expected collaboration with Novo Nordisk and progress of TransCon semaglutide and (viii) share repurchase program. Ascendis may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements and you should not place undue reliance on these forward-looking statements. Actual results or events could differ materially from the plans, intentions, expectations and projections disclosed in the forward-looking statements. Various important factors could cause actual results or events to differ materially from the forward-looking statements that Ascendis makes, including, without limitation: dependence on third-party manufacturers, distributors, and service providers for Ascendis’ products and product candidates; risks related to regulatory review and approval, including the possibility of delays, requests for additional data or analyses, restrictions or limitations on use, approval with labeling that is more limited than expected, or failure to obtain approval in the United States, European Union, or other jurisdictions; clinical development risks, including that results from ongoing or future trials may not confirm earlier data; unforeseen safety or efficacy findings in development programs or on-market products; manufacturing, supply chain, quality, or logistics issues that could delay development or commercialization; unforeseen expenses related to commercialization of any approved Ascendis products; unforeseen research and development or selling, general and administrative expenses and other costs impacting Ascendis’ business generally; market acceptance, pricing, and reimbursement challenges, including payer coverage decisions and health technology assessments; competitive developments, including new or improved therapies; intellectual property protection, freedom-to-operate, and litigation risks; Ascendis’ ability to obtain additional funding, if needed, to support its business activities; cybersecurity, data privacy, and information technology disruptions; and the impact of international economic, political, legal, compliance, public health, and business factors, including tariffs, trade policies, currency fluctuations, and geopolitical events. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Ascendis’ business in general, see Ascendis’ current and future reports filed with, or submitted to, the U.S. Securities and Exchange Commission (SEC), including its Annual Report on Form 20-F filed with the SEC on February 12, 2025. Forward-looking statements do not reflect the potential impact of any future licensing, collaborations, acquisitions, mergers, dispositions, joint ventures, or investments that Ascendis may enter into or make. Ascendis does not assume any obligation to update any forward-looking statements, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: January 12, 2026	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Executive Vice President, Chief Legal Officer